UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 1, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated March 5, 2014.

•	Press Release dated March 10, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	April 1, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

FOR IMMEDIATE RELEASE

JIM PRENTICE TO LEAD RENEWED PARTNERSHIP BUILDING WITH FIRST NATIONS ON BEHALF OF ENBRIDGE AND THE NORTHERN GATEWAY PARTNERS

VANCOUVER, B.C. – March 5, 2014 – Northern Gateway and its partners today announced that the Hon. Jim Prentice will lead renewed efforts to consult with and establish partnerships with First Nations and Aboriginal communities in British Columbia and Alberta. This will build on agreements already in place with 26 existing Aboriginal equity partners.

“I am doing this because I believe that First Nations should be full partners in resource development and they should be owners of projects like the Northern Gateway,” said Prentice. “This project can bring jobs, economic opportunity, community development and educational opportunities to First Nation Canadians. This can be achieved while protecting the environment and respecting First Nation’s environmental priorities. I have repeatedly said that the Northern Gateway project represents an opportunity for Aboriginal Peoples and the country.”

“When we received the positive report of the Joint Review Panel in December, we said that this was only one step in the process and that we had some hard work ahead of us. We made it our first priority to reach out in a respectful way to Aboriginal communities – and we’re committed to putting our best foot forward to further build trust. We believe Jim Prentice is uniquely suited to help us fulfill that promise,” said Al Monaco, President and CEO, Enbridge Inc. “We value the constructive relationships we’ve built with our existing Aboriginal equity partners and we’ll continue to work with them to realize meaningful opportunities while ensuring we safeguard BC’s natural environment.”

Jim Prentice is a former federal Minister of Indian Affairs Northern Development, and has spent 30 years working closely with First Nations. As a lawyer he successfully negotiated land claim settlements. He later served as the Co-Chair of Canada’s Specific Claims Commission. As INAC Minister, Prentice negotiated the Residential Schools Settlement Agreement. He also reformed the Specific Claims process. Mr. Prentice oversaw the Maa-nulth and Tsawwassen First Nation Settlements in British Columbia and the conclusion of the Gwaii Hanas Marine Conservation Area Agreement with the Haida. He has consistently advocated economic partnerships with First Nations.

Steve Williams, President and Chief Executive Officer, Suncor Energy, one of the energy companies partnering with Enbridge in the Northern Gateway project, speaking on behalf of the Northern Gateway Partners said “The Partners and Enbridge are keen to listen and open up further dialogue with Aboriginal communities. We welcome the role that Jim Prentice will lead to help us build trust and construct respectful economic partnerships.”

The Canadian Imperial Bank of Commerce has agreed to make Mr. Prentice available for this role because CIBC believes in the importance of this project to both First Nations and to Canada. Mr. Prentice has taken on this role in his capacity as Senior Executive Vice President and Vice Chairman of CIBC.

About Northern Gateway

The Northern Gateway Project is a proposed 1,177-km twin pipeline system and marine terminal. The proposed project would transport 525,000 barrels per day (bpd) of oil for export and import 193,000 bpd of condensate. Enbridge Inc. (TSX: ENB) (NYSE: ENB) is working in partnership with leading Canadian and international energy companies, including Suncor Energy, Cenovus Inc., MEG Energy Corp. and First Nations and Metis communities in B.C. and Alberta. For more information, please visit www.gatewayfacts.ca.

CONTACT:

Jason Hatcher

Navigator Ltd., on behalf of the Hon. Jim Prentice

(587) 350-7931

Todd Nogier

Northern Gateway Pipeline Project

(888) 992-0997

Media@enbridge.com

Backgrounder The Honourable Jim Prentice

The Hon. Jim Prentice has worked successfully with Canada’s First Nations over the course of a 30-year career in both the private and public sectors.

As a lawyer, during the 1990’s, Mr. Prentice worked as an independent negotiator for the Alberta government in the successful resolution of First Nation claims in northern Alberta. He was appointed to Canada’s Indian Claims Commission in 1992 and served for a decade as a Commissioner and as the Co-Chair of the Indian Claims Commission of Canada.

Elected as the Member of Parliament for Calgary Centre North in 2004, he was named Indian and Northern Affairs critic while in Opposition. In 2006, with the election of the Conservative government, Mr. Prentice was named to Cabinet as Minister for Indian and Northern Affairs.

In that portfolio, he negotiated the Residential Schools Settlement Agreement, which compensated 78,000 First Nations survivors and established the Truth and Reconciliation Commission to address the legacy of the Indian Residential School system.

That was followed in 2006 by a role in framing British Columbia’s First Nations Education Agreement which provided First Nations with jurisdiction over their schools. On the west coast of Vancouver Island, Mr. Prentice supervised the Maa-nulth Treaty Settlement, among the first Final Settlements reached under the B.C. Treaty process. In 2007, he oversaw the first Lower Mainland Final Agreement between the Tsawwassen First Nation, British Columbia and the federal government.

In 2009, as federal Environment Minister, he oversaw the conclusion of an agreement with the Haida establishing the Gwaii Hanas Marine Conservation Area. That same year he ensured that First Nations were represented in Canada’s delegation to the UN Summit on Climate Change in Copenhagen, inviting National Chief of the Assembly of First Nations, Shawn Atleo.

Since returning to the private sector in 2010, Mr. Prentice has consistently advocated for the inclusion of First Nations when it comes to constructing west coast access for Canadian energy exports. In 2010, at the University of Calgary’s School of Public Policy, Mr. Prentice referred to the need for a west coast energy corridor to move beyond regulatory approval to “full social license” including “the central participation of the First Nations of British Columbia.”

Addressing the 34th annual Assembly of First Nation in Whitehorse in July 2013, he urged the audience to “move expeditiously, getting to the negotiating table to represent your own interests.” “Once you sit down, the objective is to achieve economic participation…the duty to consult is not an end, but a beginning.”

Following the National Energy Board’s endorsement of the proposed Northern Gateway pipeline in December 2013, Mr. Prentice wrote in the Globe and Mail that “The critical issue still to be negotiated, is the full economic participation of First Nations….and the ongoing need for respectful dialogue.”

Jim Prentice is the Senior Executive Vice President and Vice Chairman of CIBC.

News release

Enbridge offers online pipeline emergency training for 911 dispatch centers

CALGARY, Alberta and HOUSTON – March 10, 2014 – Enbridge Inc. (TSX/NYSE:ENB) (Enbridge), Enbridge Energy Partners, L.P. (NYSE:EEP) (Enbridge Partners) and Midcoast Energy Partners, L.P. (NYSE:MEP) (Midcoast Partners) today announced the successful launch of an online pipeline emergency training program for 911 center personnel serving areas along Enbridge’s onshore pipeline systems throughout the United States and Canada, including the Vector Pipeline system operated by Enbridge.

The training was developed in partnership with the National Emergency Number Association (NENA) and includes material from a NENA standard and Pipeline Emergencies, an industry-leading pipeline emergency response training program developed by the National Association of State Fire Marshals (NASFM).

“911 call takers and dispatchers have an important role in keeping the community safe during an emergency,” said Cynthia Hansen, Senior Vice President, Enterprise Safety & Operational Reliability for Enbridge. “We are committed to providing them, and emergency responders of all disciplines, with the training and information they need to initiate a safe and effective response to a pipeline incident. The new Dispatch Module of our Enbridge and Vector Pipeline Emergency Responder Education Program will provide emergency responders in the U.S. and Canada with valuable training where and when they need it and at no cost.”

The one-hour training program features 3-D, interactive graphics to help call takers and dispatchers better visualize how to initiate a response to pipeline incidents. The program covers the basics of crude oil and natural gas gathering and transmission pipeline operations. It also includes real-life scenarios that guide dispatchers on how to recognize the warning signs of a potential pipeline emergency, locate contact information for pipeline operators, and relay information to the public and emergency responders.

“NENA is excited to assist Enbridge in the development of the 911 and dispatcher training program for North America’s first responders,” said Ty Wooten, NENA Education and Operations Director. “This program will provide 911 call takers and public safety dispatchers with the training they need to expedite response and provide information to people reporting pipeline emergencies.”

The 911 Dispatch Module is part of the Enbridge and Vector Pipeline Emergency Responder Education Program (EREP), an online portal launched in the U.S. in December 2012 and Canada in April 2013. EREP provides an overview of crude oil and natural gas operations, the Incident Command System and how Enbridge will communicate and work with emergency responders during a pipeline emergency, and practical scenarios to allow emergency responders to visualize an actual response. Since its launch, more than 2,000 emergency responders, Enbridge employees, and other interested parties have registered for the program; more than 1,000 have completed the program.

Information on accessing the training program can be obtained by sending an email to ERinfo@enbridge.com. More information about Enbridge’s outreach to emergency responders in communities along our pipeline system in the U.S. and Canada can be found at enbridge.com/ERinfo.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest pipeline transporter of growing oil production from western Canada and the North Dakota Bakken formation. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 17 percent of total U.S. oil imports. Enbridge Partners’ natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast areas, deliver approximately 2.5 billion cubic feet of natural gas daily. Enbridge Partners is recognized by Forbes as one of the 100 Most Trustworthy Companies in America.

About Midcoast Energy Partners, L.P.

Midcoast Energy Partners, L.P. (NYSE: MEP), is a limited partnership formed by Enbridge Energy Partners, L.P (“Enbridge Partners”) to serve as Enbridge Partners’ primary vehicle for owning and growing its natural gas and natural gas liquids (NGLs) midstream business in the United States. Our assets consist of a 39 percent controlling interest in Midcoast Operating, L.P., a Texas limited partnership that owns a network of natural gas and NGL gathering and transportation systems, natural gas processing and treating facilities and NGL fractionation facilities primarily located in Texas and Oklahoma. Midcoast Operating also owns and operates natural gas, condensate and NGL logistics and marketing assets that primarily support its gathering, processing and transportation business. Through our ownership of Midcoast Operating’s general partner, we control, manage and operate these systems.

Enbridge Energy Partners, L.P. (NYSE: EEP), owns 100 percent of Midcoast Holdings, LLC, the general partner of Midcoast Partners, and holds an approximate 54 percent interest in Midcoast Partners. Enbridge Partners owns and operates a diversified portfolio of crude oil and, through Midcoast Partners, natural gas transportation systems in the United States. Its principal crude oil system is the largest pipeline transporter of growing oil production from western Canada and the North Dakota Bakken formation. Enbridge Partners is recognized by Forbes as one of the 100 Most Trustworthy Companies in America.

About NENA: The 911 Association

The National Emergency Number Association (NENA) serves its members and the greater public safety community as the only professional organization solely focused on 911 policy, technology, operations, and education issues. The association works with public policy leaders; emergency services and telecommunications industry partners; like-minded public safety associations; and other stakeholder groups to develop and carry out critical programs and initiatives to improve 911; to facilitate the creation of an IP-based Next Generation 911 system; and to establish industry leading standards, training, and certifications. Find out more at www.nena.org.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge (U.S.) Larry Springer, APR Toll-free: 877-496-8142 usmedia@enbridge.com	Enbridge (Canada) Graham White 403-508-6563 or 888-992-0997 graham.white@enbridge.com

NENA

Chris Nussman

202-466-4911

cnussman@nena.org